UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS

CORPORATION LTD.

                                                        Suite 2288-1177 West Hastings St.

Vancouver, BC V6E 2K3

Tel. (604) 687-6263

Listed on the TSX symbol: MFL

Fax (604) 687-6267

Traded on AMEX symbol: MFN

www.minefinders.com

NEWS RELEASE

MINEFINDERS COMMENCES LEACHING AT THE DOLORES MINE
AND PROVIDES OTHER UPDATES

October 22, 2008 – Vancouver, British Columbia – Minefinders Corporation Ltd. (the “Company”) (TSX:MFL / AMEX:MFN) is pleased to report the commencement of leaching operations at its Dolores gold and silver mine in Chihuahua, Mexico and provide an update on mine operations.

Commencement of Leaching and Dolores Update

“Leaching of the first ore panel has commenced and we anticipate first gold and silver production in the next few weeks” said Mark Bailey, Minefinders’ President and CEO. “This is a significant milestone in the commissioning of the Dolores Mine and an exciting time for our shareholders and those who have been instrumental in the effort to bring this deposit from a grassroots discovery to production.”

Mining rates at Dolores continue to meet the mine plan and to date more than 13.5 million tonnes of ore and waste have been moved. The three stage crushing rate has reached 15,000 tonnes per day and is expected to increase to the design capacity of 18,000 tonnes per day as minor commissioning issues are addressed by site personnel. There are now over 300 employees and contractors employed full time in the operation with an additional 250 construction contractors completing ancillary works at the site.  The majority of the construction contractors should be demobilized by year end.

The processing facilities, mining operations and support facilities including the warehouse, assay lab and new office complex are now fully operational with the maintenance facilities expected to be commissioned by month end. Recent photos of operations at Dolores can be viewed at www.minefinders.com in the Dolores Gallery.

The Company has successfully arranged a second revolving credit facility with Scotia Capital for an additional $10 million, providing additional working capital in this challenging financing environment.  Management expects to meet its cash requirements from funds in place or available through non-equity sources until positive cash flow commences, anticipated by year end.

Community Relations

The Dolores Mine continues to be fully supported by a majority of the local community and ejidatarios, as well as by other community representatives. The state and federal governments have continued to enforce the Company’s right to safe access to the mine following intermittent blockades and threats of violence conducted earlier this summer by a small protest group.

Mine management has an ongoing dialogue with the local Ejido and community leaders and maintains an open door policy for government officials and interested parties to visit the mine and see firsthand the Company’s commitment to the local communities and environmentally responsible operations.

As previously disclosed, the Company negotiated a comprehensive agreement with the Ejido in 2006 for the development and long-term operation of the mine. In connection with that agreement and in addition to compensation payments, the Company constructed a new village and infrastructure for the local community. The new Dolores village includes electrical, water and sanitation services not previously available to the local population. In addition, the Company constructed public facilities including a new primary school for local children, a modern medical facility with onsite medical professionals, a church and community center, as well as town offices.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a more than 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

The Dolores open pit mine currently has 99.3 million tonnes of proven and probable reserves containing 2.44 million ounces gold and 126.6 million ounces of silver.  Additional resources being considered for underground development occur at depth below the designed pit bottom and in several peripheral structures.

Proven and Probable Reserves

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004.  Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “Qualified Person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding.

(2)

Using $600 per ounce gold; $10.00 per ounce silver.

(3)

Gold equivalent ounces (“AuEq”) are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources and Inferred Resources

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding.

(5)

0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.

(6)

Based on updated 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such statements represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 22, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer